UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2021

Commission File Number: 001-38178

Zealand Pharma A/S

(Translation of registrant’s name into English)

Sydmarken 11

2860 Søborg (Copenhagen)

Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Filed as Exhibit 99.1 to this Report on Form 6-K are the audited consolidated financial statements of Valeritas Holdings, Inc. (“Valeritas”) as of December 31, 2019 and for the year then ended and the related notes.

Filed as Exhibit 99.2 to this Report on Form 6-K are the unaudited consolidated financial statements of Valeritas as of March 31, 2020 and for the three months then ended and the related notes.

Filed as Exhibit 99.3 to this Report on Form 6-K are the unaudited pro forma condensed combined financial information for the year ended December 31, 2019 and the nine months ended September 30, 2020 combining the historical financial information of the registrant and Valeritas in connection with the acquisition by the registrant of substantially all assets of Valeritas in April 2020.

Exhibits 23.1, 99.1, 99.2 and 99.3 to this Report on Form 6-K are hereby expressly incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-230654) filed with the Securities and Exchange Commission on April 1, 2019.

EXHIBIT LIST

Exhibit	Description
23.1	Consent of Marcum LLP, independent registered public accounting firm of Valeritas Holdings, Inc.
99.1	Audited consolidated financial statements of Valeritas Holdings, Inc.
99.2	Unaudited consolidated financial statements of Valeritas Holdings, Inc.
99.3	Unaudited pro forma condensed combined financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

Date: March 10, 2021	By:	/s/ Matthew Dallas
Name Matthew Dallas
Title: Chief Financial Officer